UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Canadian Superior Energy Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

136644101
(CUSIP Number)

David E. Tang, Esq.
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA 94111-4024
415.434.1600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	18,161,315
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	18,161,315
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	18,161,315
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	11.4%
14.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons.	STEELHEAD NAVIGATOR MASTER, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	17,811,315
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	17,811,315
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	17,811,315
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	11.2%
14.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	STEELHEAD OFFSHORE PARTNERS, L.L.C.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	17,811,315
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	17,811,315
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	17,811,315
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	11.2%
14.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	18,161,315
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	18,161,315
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	18,161,315
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	11.4%
14.		Type of Reporting Person (See Instructions)	IN/HC

1.	Names of Reporting Persons.	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	18,161,315
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	18,161,315
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	18,161,315
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	11.4%
14.		Type of Reporting Person (See Instructions)	IN/HC

Item 1.                      Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on October 8, 2008, by Steelhead Partners, LLC (“Steelhead”), Steelhead Offshore Partners, LLC (“Steelhead Offshore”), Steelhead Navigator Master, L.P. (“Navigator”), James Michael Johnston and Brian Katz Klein, relating to shares of common stock, no par value per share (the “Common Stock”), of Canadian Superior Energy Inc. (the “Issuer”). Unless expressly amended or supplemented by this Amendment, all information previously included in the Schedule 13D remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

The source of funds used to purchase the Issuer’s securities reported as beneficially owned by the reporting persons on this Schedule (the “Securities”) was the working capital of Navigator and certain client accounts for which Steelhead serves as the general partner and/or investment manager.  The amount of funds used to purchase the Securities was approximately $50,386,000.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a)       Navigator beneficially owns 17,811,315 shares of Common Stock (which includes 3,500,000 shares issuable upon exercise in full of warrants held by Navigator). The percentage of Common Stock beneficially owned by Navigator is 11.4%.

Steelhead Offshore, as the general partner of Navigator, Steelhead, as the sole member of Steelhead Offshore and as the investment manager of Navigator and certain client accounts, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Navigator and/or such client accounts in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead Offshore, Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead Offshore, Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule, Steelhead, Mr. Johnston and Mr. Klein beneficially own 18,161,315 shares of Common Stock (which includes all of the Issuer’s shares beneficially owned by Navigator), and the percentage of Common Stock beneficially owned by such reporting persons is 11.4%.

The calculation of percentage of beneficial ownership in Item 13 of pages 2 - 6 was derived from the Issuer’s Securities Registration Statement on Form F-3/A filed with the SEC on November 26, 2008, in which the Issuer stated that the number of shares of its Common Stock outstanding as of November 17, 2008 was 156,116,009 shares.

Item 5(c) is amended and supplemented as follows:

(c)       During the 60 days ended December 30, 2008, the reporting persons purchased the following shares of Common Stock in the open market:

Entity	Trade Date	Shares (#)	Price/Share ($)
Client Accounts	12-11-08	300,000	1.0800

During the 60 days ended December 30, 2008, the reporting persons sold the following shares of Common Stock in the open market:

Entity	Trade Date	Shares (#)	Price/Share ($)
Navigator	12-02-08	1,000	1.1700
	12-03-08	41,000	1.1045
	12-03-08	75,000	1.1074
	12-04-08	118,900	1.0365
	12-05-08	50,500	1.0044
	12-08-08	30,100	1.0884
	12-08-08	25,000	1.0600

Entity	Trade Date	Shares (#)	Price/Share ($)
Navigator	12-10-08	42,100	1.0370
	12-11-08	103,000	1.0625
	12-11-08	300,000	1.0800
	12-12-08	94,000	1.0051
	12-15-08	30,700	1.0637
	12-16-08	76,000	1.0402
	12-17-08	64,500	1.0494
	12-17-08	50,900	1.0700
	12-18-08	53,900	1.0375
	12-18-08	3,500	1.0700
	12-19-08	57,800	1.0164
	12-23-08	110,000	1.0227
	12-29-08	550,000	0.9800

Item 7.	Material to Be Filed as Exhibits

No.	Exhibit
6.	Joint Filing Undertaking.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2008	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE PARTNERS, LLC.. By: Steelhead Partners, LLC, its General Partner By: /s/ James Michael Johnston James Michael Johnston Its Director
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein

EXHIBIT 6

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D, as it may be amended, jointly on behalf of each of such parties.

Dated: December 31, 2008	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE PARTNERS, LLC.. By: Steelhead Partners, LLC, its General Partner By: /s/ James Michael Johnston James Michael Johnston Its Director
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein